UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C. 20549

                           SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 14)*

                    TURNER BROADCASTING SYSTEM, INC.
                          (Name of Issuer)

            CLASS B COMMON STOCK, PAR VALUE $.0625 PER SHARE
                    (Title of Class of Securities)

                             900262 50 2
                           (CUSIP Number)

                        Peter R. Haje, Esq.
                 General Counsel, Time Warner Inc.
       75 Rockefeller Plaza, New York, NY 10019 (212) 484-8000

       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                            October 10, 1996
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box   /   /.

Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                Page  2  of  11  Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Time Warner Inc.
          IRS No. 13-3527249

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /  /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
          00 (See Item 5)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT  TO ITEMS 2(d) or 2(e)               /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.     SOLE VOTING POWER
SHARES                     0
BENEFICIALLY
OWNED BY            8.     SHARED VOTING POWER
EACH                       214,858 (See Item 5)
REPORTING
PERSON              9.     SOLE DISPOSITIVE POWER
WITH                       0

                    10.    SHARED DISPOSITIVE POWER
                           214,858 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          214,858 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                         /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          100% (See Item 5)

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                          SCHEDULE 13D
CUSIP No.  900262 50 2                             Page   3   of   11  Pages

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Time Warner Companies, Inc.
          IRS No. 13-1388520

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /  /

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*
          WC (See Item 5)

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT  TO ITEMS 2(d) or 2(e)               /  /

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     54,692 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         54,692 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          54,692 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                         /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 32.2% (See Item 5)

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                Page  4  of 11  Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Time TBS Holdings, Inc.
          IRS No. 13-3412926

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     25,330 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         25,330 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          25,330 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                     /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 15.3%

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                 Page  5  of 11  Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Warner Communications Inc.
          IRS No. 13-2696809

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a/   /         b /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     7,469 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         7,469 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          7,469 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                    /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 5.2%

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                 Page  6  of 11  Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Warner Cable Communications Inc.
          IRS No. 13-3134949

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     6,004 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         6,004 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          6,004 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                               /   /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 4.2%

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                 Page  7  of 11  Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          American Television and Communications Corp.
          IRS No. 13-2922502

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /   /        b /   /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          N/A (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                /    /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     17,011 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         17,011 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          17,011 shares

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                      /    /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 12.1%

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                           SCHEDULE 13D
CUSIP No.  900262 50 2                                Page  8  of 11  Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Time Warner Operations Inc.
          IRS No. 13-3544870

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a /  /         b /   /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          N/A (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)               /   /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

NUMBER OF           7.   SOLE VOTING POWER
SHARES                   0
BENEFICIALLY
OWNED BY            8.   SHARED VOTING POWER
EACH                     4,882 (See Item 5)
REPORTING
PERSON              9.   SOLE DISPOSITIVE POWER
WITH                     0

                    10.  SHARED DISPOSITIVE POWER
                         4,882 (See Item 5)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
          4,882 shares (See Item 5)

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                   /  /

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5%

14.   TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

                                                                  9
                       AMENDMENT NO. 14 TO
                           SCHEDULE 13D

     On October 10, 1996, Time Warner Companies, Inc., a Delaware corporation formerly known as Time Warner Inc. ("Time Warner") became a wholly owned subsidiary of Time Warner Inc., a Delaware corporation formerly known as TW Inc. ("New Time Warner") as a result of the consummation of the transactions (the "Holding Company Transaction") contemplated by the Amended and Restated Agreement and Plan of Merger dated as of September 22, 1995, as amended (the "Amended Merger Agreement") among New Time Warner, Time Warner, Turner Broadcasting System, Inc., a Georgia corporation ("TBS"), Time Warner Acquisition Corp., a Delaware corporation and TW Acquisition Corp., a Georgia corporation.

     New Time Warner, Time Warner, Time TBS Holdings, Inc., a Delaware corporation ("Holdings"), Warner Communications Inc., a Delaware corporation ("WCI"), Warner Cable Communications Inc., a Delaware corporation ("WCCI"), American Television and Communications Corporation, a Delaware corporation ("ATC") and Time Warner Operations Inc., a Delaware corporation ("Operations"), hereby amend and supplement their statement on
Schedule 13D relating to the Class B Common Stock, par value $.0625 per share (the "TBS Class B Common Stock"), of TBS, as originally filed with the Securities and Exchange Commission (i) by Holdings and Time Warner on June 15, 1987 and subsequently amended; and (ii) by WCCI and WCI on June 16, 1987 and subsequently amended. New Time Warner, Time Warner, Holdings, WCI, ATC, Operations and WCCI are hereinafter collectively referred to as the "Reporting Persons".

     Pursuant to Rule 13D-1(f) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of TBS Class B Common Stock and the joint Schedule 13D of the Reporting Persons, is hereinafter referred to as the "Statement".

Item 2.   Identity and Background.

     Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph thereof and inserting the following in lieu thereof:

         Time Warner Inc., a Delaware corporation formerly known as TW Inc. ("New Time Warner"), has its principal executive offices at 75 Rockefeller Plaza, New York,
   New York 10019. New Time Warner is a media and entertainment company with operations in magazine and book publishing, recorded music and music publishing, filmed entertainment, broadcasting, theme parks, cable television programming and cable television systems.

          Time Warner Companies, Inc., a Delaware corporation formerly known as Time Warner Inc. ("Time Warner"), is a wholly owned subsidiary of New Time Warner and has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a media and entertainment company with operations in magazine and book publishing, recorded music and music publishing, filmed entertainment, broadcasting, theme parks, cable television systems and cable television programming.

                                                                  10
Item 5.     Interest in Securities of TBS.

     Item 5 of the Statement is hereby amended and supplemented by adding a new last paragraph as follows:

          As a result of the consummation of the Holding Company Transaction on October 10, 1996, New Time Warner owns, directly or indirectly through wholly owned subsidiaries, all the issued and outstanding shares of capital stock of TBS. On October 10, 1996, (a) each outstanding share of TBS Class A Common Stock and
   TBS Class B Common Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS, were converted into 0.75 of a share of New Time Warner, (b) each outstanding share of TBS Class C Preferred Stock, other than shares held directly or indirectly by Time Warner or New Time Warner or in the treasury of TBS, were converted into 4.80 shares of New Time Warner Common Stock and (c) TBS became a wholly owned subsidiary of New Time Warner.


                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1996
                              TIME WARNER INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President



                              TIME WARNER COMPANIES, INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President



                              TIME TBS HOLDINGS, INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President

                                                                    11
                              WARNER COMMUNICATIONS INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President



                              WARNER CABLE COMMUNICATIONS INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President



                              AMERICAN TELEVISION AND
                              COMMUNICATIONS CORPORATION

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President



                              TIME WARNER OPERATIONS INC.

                              By:     /s/ Thomas W. McEnerney
                              Name:   Thomas W. McEnerney
                              Title:  Vice President